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        Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

"What they're saying about SBC-AT&T..."
February 2, 2005

        Those who understand how the industry is evolving see the benefit of this merger.

        Consumer choice in the rapidly evolving communications market is expanding quickly.

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  "... there is no denying the health and technological innovation of the telecommunications sector as a whole... this deal should not face major regulatory hurdles because technologies like cable and Internet telephony are relentlessly creating a more competitive marketplace." Los Angeles Times, Who Killed Ma Bell, 1 Feb. 2005

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  "Internet and wireless technology, in fact, make it likely that consumers will continue to win regardless of what happens to AT&T." "Dial M for Merger," Ken Belson, New York Times, Jan. 28, 2005

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  "The pressure here is coming from a once-in-a-hundred-years technology that makes it dramatically cheaper to offer voice and data." Scott Cleland, The Precursor Group

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  "There can be advantages for consumers when these mergers happen.... 'If you combine companies that have complementary strengths, that's going to be better for everybody involved, including consumers. They make themselves stronger, and they might be able to serve consumers' needs in a more effective way, providing one point of contact, bundled products, better service, and better networks." Elizabeth G. Miller, Professor of Marketing, Boston College's Carroll School of Management

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  "In an environment where cable, telephone and wireless companies all compete against each other, the combination of these two providers is the natural progression of a communications market working for consumers," Braden Cox, Competitive Enterprise Institute

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  "The rise of alternative forms of communication—particularly cellular and Internet telephony—has broken open the telecom world, introduced Internet service providers such as cable companies as competitors and increased the amount of options available to consumers.... What was unthinkable a few years ago, this time around will be doable because telecom is changing, and the Bells have lots of competition." Jeff Kagan, Industry analyst

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  "[The SBC-AT&T merger]... could actually wind up helping consumers by yielding financially stronger, more innovative companies. These companies could end up offering consumers better prices and services in the markets where competition is being fanned overwhelmingly by technology, not by the number or companies in an industry sector... While both [AT&T and SBC] can be called phone companies, the person-to-person communications services they offer face relentless competition from wireless, Internet, and cable television companies..." Peter J. Howe, Mergers Can Help Consumers, Boston Globe, 1 Feb. 2005

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  "For consumers, the loss of AT&T as a rival won't necessarily mean higher prices in coming years, as cheaper Internet based services gain customers." Paul Davidson, Deal Unlikely to Push Up Consumer Prices; Convergence Could Boost Competition, USA Today, 1 Feb. 2005

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  "Today, consumers increasingly use wireless phones. We can place calls over high-speed Internet connections rather than phone wires. Even cable companies now are offering phone service. Deregulation and technological change have been a boon for consumers in terms of providing more price competition and choices for specific telecom services." Kansas City Star, Yo-yo Ma and her Kids, 1 Feb. 2005

        SBC and AT&T have complementary, not duplicative, businesses, since AT&T had already withdrawn from the mass market.

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  "The deal... would have almost no implications for the local wireline space, as AT&T is such a small and declining player in that space." Prudential Equity Group, Jan. 27, 2004

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  "Grandma's phone company is no longer even selling telephone service to grandma," David Willis, Meta Group

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  "What it really reinforces is how largely irrelevant AT&T is in the consumer market and long-distance is as a product." Charles Golvin, Forrester Research

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  "SBC Communications Inc.'s purchase of AT&T Corp. may look to some like a resurrection of Ma Bell, but appearances can be deceiving... Although an SBC-AT&T combo may look like the old Ma Bell, there's no way that such a powerful communications monopoly could ever be reassembled, said [Washington-based telecommunications expert Randolph] May... 'Technology has changed everything,' May said. 'You have cable companies competing with phone companies and wireless services competing with wired service...' Most analysts said the deal will have little compact on consumers because AT&T pulled away from marketing traditional phone service to residential customers last year, opting instead to promote Internet telephony. Jon Van, Chicago Tribune, Feb. 1, 2005

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  ".. .. they are a non-competitor." Former FCC Chairman Reed Hundt, Washington Post, 31 Jan. 2005 ("Hundt, who famously derided an SBC-AT&T deal as 'unthinkable' back in 1997, says he now thinks such a deal could restore AT&T's former glory as 'an American flag-carrier around the world."' USA Today, Jan. 31, 2005)

        In the face of increasing competition from cable, wireless and VoIP companies, the combined company will be better able to quickly bring to market new services on more cost-efficient networks.

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In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.

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"What they're saying about SBC-AT&T..." February 2, 2005